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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 12b-25

                           Notification of Late Filing

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[X] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F   [ ]Form 10-QSB  [ ] Form N-SAR


                       For Year Ended: September 30, 2000

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A

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PART I - REGISTRANT INFORMATION

                             BUSINESSMALL.COM, INC.
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               (Exact Name of Registrant as Specified in Charter)

                                       N/A
                                       ---
                                  (Former Name)

                  18489 U.S. Highway 19 N., Clearwater, Florida
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                     (Address of Principal Executive Office)

                                      33764
                                      -----
                                   (Zip Code)

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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report  or  semi-annual   report/portion
                  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Registrant has undergone a significant restructuring in both management and business operations. The Registrant's entire management team has been replaced and it has discontinued its internet business. These factors make it impossible to file its Form 10-KSB within the prescribed time without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John P. Scafidi   (305) 893-1110

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                  [X] YES                                     [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  [X] YES                                     [ ] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

It is anticipated that the Annual Report will reflect the following changes in results of operations from the prior fiscal year:

The Registrant has discontinued its entire internet business which will be treated for accounting purposes as discontinued operations for this fiscal year. The Registrant expects to take significant losses as a result of this change in operations.

         BusinessMall.Com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 29, 2000                      BUSINESSMALL.COM, INC.



                                               By:   /s/ John P. Scafidi
                                                   -----------------------------
                                                   John P. Scafidi,
                                                   Chief Financial Officer



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                                    ATTENTION

   Intentional misstatements or omissions of act constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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